Exhibit 99.1

Rainwater Tech to list in New York via SPAC merger

By David French

The Wall Street entrance to the New York Stock Exchange (NYSE) is seen in New York City, U.S., November 15, 2022. REUTERS/Brendan McDermid

NEW YORK, Dec 22 (Reuters) - Rain Enhancement Technologies Inc, a developer of systems that boost rainfall in arid regions, has agreed to combine with special purpose acquisition company (SPAC) dMY Technology Group VI (DMYS.N), the companies told Reuters.

Led by Mike Nefkens, the former president of Hewlett Packard Enterprise Services, Rain Enhancement Technologies - to be known as Rainwater Tech - plans to commercialize a method known as ground-based ionization that makes clouds drop more rain.

The merger values Rainwater Tech at $200 million, with dMY VI using the $241 million it raised through its initial public offering in October 2021 to capitalize the company.

More than 2.3 billion people live in water-stressed areas, meaning they don’t have enough to meet standard needs, according to the United Nations. This number will rise as a warming world creates drought conditions in more places, and climate change affects the water cycle, influencing weather patterns and depositing in many areas less rainfall than historical norms.

The company’s mast, that creates the ionization, can be set up in around four months and produces the effects in a radius of more than 50 miles from the antenna, Nefkens told Reuters in an interview, with Rainwater Tech charging a recurring subscription for the infrastructure and associated data.

It plans to start selling the technology in 2023, targeting corporations, insurance companies, farmers and governmental agencies as potential customers.

“This is not a technology which creates rain out of blue sky, but it is about maximizing the amount of rain when the conditions are right,” Nefkens said.

This will be the fifth blank-check vehicle backed by dMY Technology Group which has found a partner in the last two-and-a-half years, including quantum computing company IONQ Inc (IONQ.N) and data analytics firm Planet Labs (PL.N).

“We are seeing a rotation in investor sentiment from things which are nice to have towards things which we can’t live without,” said Niccolo de Masi, CEO of dMY VI.

“There are alternatives to energy. There is no back-up to water.”